Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE SIX MONTHS ENDED JUNE 30, 2007	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 63,191	$ 71,837	$ 110,953
Undistributed equity income from investees	(6,918)	(8,413)	(23,716)
Income taxes	30,968	33,111	55,587
Earnings from continuing operations before income taxes	$ 101,077	$ 113,361	$ 190,256
Fixed charges:			
Interest, long-term debt	$ 9,827	$ 20,032	$ 39,832
Interest, other (including interest on short-term debt)	4,059	7,017	10,790
Amortization of debt expense, premium, net	491	985	1,948
Portion of rentals representative of an interest factor	151	282	559
Total fixed charges	$ 14,528	$ 28,316	$ 53,129
Earnings from continuing operations before income taxes	$ 101,077	$ 113,361	$ 190,256
Plus: total fixed charges from above	14,528	28,316	53,129
Plus: amortization of capitalized interest	102	204	407
Earnings from continuing operations before income taxes and fixed charges	$ 115,707	$ 141,881	$ 243,792
Ratio of earnings to fixed charges	7.96 X	5.01 X	4.59 X
Total fixed charges from above	14,528	28,316	53,129
Preferred stock dividends	17	446	1,307
Total fixed charges and preferred stock dividends	14,545	28,762	54,436
Ratio of earnings to combined fixed charges and preferred stock dividends	7.96 X	4.93 X	4.48 X